Filed by MI Developments Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Magna Entertainment Corp.
Commission File No. 000-30578
Dated: July 13, 2004

        The following is a transcript of a presentation, including questions and answers, made to members of the financial analyst community by Brian V. Tobin, Chief Executive Officer of MI Developments Inc. ("MID"), John D. Simonetti, Vice- President and Chief Financial Officer of MID and Edward C. Hannah, Executive Vice-President, Corporate Development, Secretary and General Counsel of MID conducted via teleconference at 8:30 a.m. New York/Toronto time on Tuesday, July 13, 2004:

EVENT:	MI DEVELOPMENTS — CONFERENCE CALL
TIME:	08H30 ET
REFERENCE:	CNW TORONTO (3914)
LENGTH:	APPROXIMATELY 90 MINUTES
DATE:	JULY 13, 2004

        OPERATOR: Good morning ladies and gentlemen. Thank you for standing by. Welcome to the MI Developments special announcement conference call. At this time all participants are in a listen only mode. Following the presentation we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press *0 for operator assistance at any time. I would like to remind everyone that this conference call is being recorded on Tuesday, July 13, 2004 at 8:30 am eastern time. I will now turn the conference over to Mr. Brian Tobin, CEO. Please go ahead.

        BRIAN TOBIN: Good morning everyone and thank-you for joining us on these conference calls. My name is Brian Tobin, I am the Chief Executive officer of MI Developments, with me today for this call are John Simonetti, the Vice-President and Chief Financial Officer of MID and as well Ed Hannah, the Executive Vice-President Corporate Development, Secretary and General Counsel of MID. During today's call John will also be making some comments after which we will open the line for questions. Please note that we will hold a separate call for the media later this morning at 10:30 am and in this regard I am asking the members of the media to defer your questions until that time. At this time, rather than reading our disclaimer referring to forward looking statements, I would like to refer you to this morning's press release which includes the disclaimer at the end of the text. Now as you know MID has a 59% equity in investment in MEC. The purpose of today's conference call is to tell you about the next phase of our evolving investment in Magna Entertainment. This morning, I am announcing that MID is making an offer to acquire all the shares, all the Class A Subordinate Voting shares of Magna Entertainment Corp. or MEC that are not currently owned by MID.

I and my colleagues and the management team believe this offer is in the best interest of MID shareholders. The offer was reviewed and approved by the Board of Directors of MID based on a recommendation for approval by the special committee of independent directors of MID. That special committee is comprised of Barry Byrd who acted as Chairman, Phil Fricke and Manfred Jakzus. As I said, we believe that this offer will enhance shareholder value and I'll be elaborating on this point in just a moment. The MID offer represents a price of $7 U.S. for each MEC Class A share and will be paid 15% in cash and 85% in MID Class A Subordinate Voting Shares. The $7 offer price represents a 21.5% premium over MEC's closing market price on NASDAQ yesterday. And it represents, as well, a premium of 30.4% over MEC average closing market price on NASDAQ for the previous thirty days. If all MEC shareholders tender to this offer the total value of this transaction will be approximately $286 million, of which MID will pay $43 million in cash and $243 million in MID Class A Shares, all these prices, of course, in U.S. dollars. Now I have indicated in recent months that our vision and our plan are to build upon our solid relationship and experience with Magna International. MID core business has been industrial real estate and we shall continue to focus on the opportunity arising out of the acquisition, development, leasing and ownership of industrial and commercial properties. Let me be clear, MID long term triple net industrial leases underpin the core value of our business today and they continue to provide a solid foundation to allow us to grow and diversify our business going forward. In terms of exploring ways in which we could grow and diversify our real estate portfolio we have said that our investment in MEC is a strategically important one that provides MID with compelling development opportunities. The development of MEC underutilized land and certain of its racing assets into destination retail entertainment centers represents a very attractive business opportunity for us.

        In addition the recent passage of slot legislation in the state of Pennsylvania, of course, the likelihood of slot legislation being ratified by a referendum in Oklahoma provides MID with even more attractive development opportunities as MEC endeavors to develop casinos at the race tracks they own in each of these states. However, in addition to MEC providing a real estate business with very attractive development opportunities, we at MID management are very aware that the overall success of MEC in achieving this business strategy does have a direct significant impact on the value of MID shares for MID shareholders. As you know, we currently own approximately $63 million shares of MEC which represent a significant portion, approximately 20% to 30% of MID overall market capitalization. For this reason and as I have mentioned on previous occasions MID has a strong and legitimate interest in seeing MEC do well. We believe that MEC business strategy can best be realized with MID direct assistance and our direct participation. That strategy by MEC includes the development of MEC underutilized land and racing assets, the development or redevelopment of racing assets, the pursuit of slot video lottery terminal opportunities and improved racing operations.

        In addition to providing MID with direct access to MEC real estate assets and development opportunities, we believe that taking MEC private now will create value for both MID and MEC shareholders for the following reasons. First, the privatization improves the ability of MEC to execute its business strategy and this is because taking MEC private provides MEC with 1) direct access to MID's construction and development expertise and 2) access to capital to finance significant real estate developments in slot-related capital expenditures including the required up front license fees. Bringing these two companies together, MID and MEC, also provides MID more participation in the management of day-to-day racing operations, slot initiatives and capital expenditure decisions at MEC. We also believe that a privatization provides a significantly greater flexibility, efficiencies and more importantly cost savings, particularly with respect to structuring the many real estate development opportunities at MEC but also elsewhere.

The Frank Stronach related party transactions between the two public companies are difficult to structure on a project by project basis and a privatization will eliminate many of these management distractions, high demands and the cost of maintaining two separate public companies and thereby would allow management to focus more on day-to-day operations. In terms of other synergies, MID management believes that savings from corporate and track efficiencies of approximately $10 million annually are achievable at MEC. In addition, by taking MEC private the after tax financing cost associated with MEC related projects are expected to be significantly lower then MEC could otherwise or would otherwise incur. And finally, we believe that a privatization will improve the overall evaluation perception currently given to MID's investment in MEC and to MID's core real estate business.

        We believe that currently a significant holding company discount is being ascribed to our investment in MEC and further the implied value of the income producing portfolio of our real estate business is at a significant discount to its net book and asset values. The privatization of MEC should improve investors' overall perception of the value of MID's two businesses as a result of removing the MEC investment holding company structure, removing the uncertainty around MID's intention for MEC, improving MEC's ability to successfully execute its business strategy as a result of MID's direct assistance and attracting additional interest in MID shares from investors who want to invest in MID's core real estate portfolio and at the same time have the opportunity for significant growth from MEC's business. For these reasons, I and the management team believe this offer is in the best long term interest of both MID and MEC shareholders.

        Now let me say just a few words about how we see the combined businesses being managed going forward. We anticipate the current MID and MEC boards will be combined to form one board of directors. Frank Stronach will remain as Chairman. The range of qualifications and experience enbodied by this group is a significant advantage for our combined businesses. The current MID management will continue as the management team of MID and the combined company, with me as the Chief Executive Officer and Andy Blair as the Executive Vice-President and Chief Operating Officer, Ed Hannah is Executive Vice-President Corporate Development, Secretary and General Counsel, John Simonetti is Vice-President and Chief Financial Officer. We will be introducing an executive management committee to oversee the operations of Magna Entertainment. The executive management committee will be chaired by me and will include Jim McAlpine, MEC President and Chief Executive Officer and Ed Hannah. The MEC committee will be further supported by John Simonetti and Blake Tohana, MEC Chief Financial Officer. I want to emphasize that we believe that our offer in addition to being in the best interests of MID shareholders represents an attractive opportunity for MEC shareholders. Not only does our offer provide MEC shareholders with a premium in current trading prices, it also allows MEC shareholders through ownership of MID shares to participate in the future growth of MID and at the same time to continue to participate in the future growth of a much more focused and financeable MEC. Before I hand this conference call over to John, I would like to mention that this transaction is supported and strongly supported by are Chairman, Frank Stronach. As noted in this morning's press release MID purchased approximately 3.7 million MEC Class A shares from Fair Enterprise, which is a company over which Mr. Stronach shares control. The transaction price reflects the market closing prices for MEC and MID shares over the last five business days, ending yesterday. Fair Enterprise is receiving the same split of 15% cash and 85% in MID Class A shares as is being offered to MEC shareholders except that Mr. Stronach and Fair Enterprise will derive none of the premium benefit being offered to all other MEC shareholders.

During the next couple of weeks, I look forward with management to meeting with both MID and MEC shareholders during a road show, which begins tomorrow, to discuss our offer and to respond to your questions and, of course, to hear your comments. Now to discuss more of the financial aspects of this offer, let me turn this conference over to my colleague, John Simonetti.

        JOHN SIMONETTI: Thanks Brian and good morning. This morning, I will first summarize the details of the offer and secondly, I will explain the impact of the transaction on MID income statements and more specifically the impact on funds from operations or FFO from MID real estate business and on MID consolidated balance sheet. Before I begin, let me note that in today's presentation all amounts are in US dollars. Also I will be making reference to pro forma numbers. The method of calculating these pro forma numbers will be fully disclosed in the materials to be mailed to MEC shareholders within the next few weeks. Let me now turn to the details of the offer and merger. As Brian indicated MID's offer represents the price of $7 for each MEC Class A share, representing a premium of approximately 21.5% over MEC closing market price on NASDAQ yesterday. The offer price will be paid 15% in cash and 85% in MID Class A shares, in this regard for each MEC Class A share tendered MEC shareholders receive $1.05 in cash and 0.2258 of an MID Class A share. The number of MEC Class A shares not owned by MID is approximately 40.8 million. This number does not include the 3.7 million MEC Class A shares purchased yesterday by MID from Fair Enterprise. If all MEC shareholders tender to the offer, then MID will pay 42.9 million dollars in cash and will issue approximately 9.2 million MID Class A shares, resulting in a transaction value based upon yesterdays MID closing market price of approximately $286 million. The offer will be conditional upon the tender of, at least, the majority of the MEC Class A shares not held by MID and related parties of MID and MID ownership of at least 90% of a total number of outstanding MEC Class A shares. The 90% was determined after taking into account the MEC Class A shares currently held by MID as well as the MEC Class B shares owned by MID and convertible into MEC Class A shares. If these conditions are met, MID intends to acquire the MEC Class A shares not tendered into the offer in return for the same consideration by effecting a short-form merger of MEC with a wholly owned subsidiary of MID that is making the offer. This offer is not being made for the MEC convertible note holders. These note holders have the option to convert at any time into MEC Class A shares at conversion rates that have already been established in the related note indentures. At this time, however, the notes are currently out of the money. In completion of the merger the note holders in accordance with the terms of the note indentures will be entitled to receive MID Class A shares and cash upon conversion with such entitlement adjustment to reflect the cash and exchange ratio in today's announcement to MEC shareholders. MEC options will become exercisable for MID Class A shares based on the merger in consideration.

        MID expects to mail the offer to purchase prospectus in a few weeks. The offering material will contain information concerning the transaction MID and MEC. In addition because our offer constitutes an insider bid under Canadian Securities regulations we will be required to include in the offering material an independent form valuation of MEC prepared under the supervision of a committee of independent directors of MEC Board of Directors. At this point, I would like to explain to you the impact of the transaction on MID income statement, funds from operations from the real estate business and on MID consolidated balance sheet. Let me first say that the methodology used by research analysts for evaluating MEC differs from the (inaudible) approach analysts use for MID real estate business.

We would expect the market to continue to value MEC and MID real estate business using separate methodology and upon successful completion of the offer we tend to continue to segment their financials going forward to permit this analysis. Now in terms of MID income statement, pro forma consolidated net income will combine the net income of the real estate business with 100% of the net income from MEC operations. For example MID reported consolidated net income for the 2004 first quarter, which ended on March 31, 2004, was $17.6 million. On a segment basis, the consolidated net income was $11.3 million from the real estate business and $6.3 million from MEC operations. The $6.3 million contribution from MEC is comprised of 100% of MEC net income of $10.8 million as reported under Canadian GAAP less $4.5 million representing the 41% equity interest in MEC owned by the MEC minority shareholders. On a pro forma basis the minority interest adjustment to MID consolidated net income will no longer be necessary. As such, MID pro forma consolidated net income for the 2004 first quarter is $22.1 million, which is $4.5 million higher then the reported amount. In turning to funds from operations, the privatization has no impact on the reported FFO from MID real estate business and the 2004 first quarter which was $24 million dollars if one time cash retiring allowances are excluded. However pro forma diluted FFO per share will be lower as a result of the additional MID Class A shares issued from this offer and the dilution impact of the MEC note holders in the money and MEC option holders being entitled to received MID Class A shares upon conversion or exercise of their options as the case may be. Following completion of the offer, MID pro forma diluted shares outstanding is expected to increase by 17.5 million from 48.2 million as of March 31, 2004 to 65.7 million shares. Consequently, pro forma diluted FFO per share from MID real estate business for the 3 months ended March 31, 2004 excluding the impact of one time cash returning allowances is 37 cents vs. the reported amount of 50 cents. The transaction will be initially diluted to earnings, however it is our expectation that MID will generate even higher returns for share holders if and when the cost savings as mentioned by Brian are realized in MEC racing operations and particularly when the underutilized land and alternative gaming sites are developed. We expect these should have positive contributions to MID consolidated earnings in the medium and long term. In addition, MID management expects that the discount currently applied to MID investments in MEC by the investor community will be reduced or eliminated and that any discount which is applied to MID real estate business as a result of the uncertainty of how MID will participate in MEC opportunities will also be reduced. Now let me stop here for a moment, and say a few words about MID real estate business. Since our spin off last year MID has enjoyed a very positive reception in the market place. Our shareholders recognize the value in our solid real estate business and specifically in our income producing portfolios. Indeed, if one has to calculate the implied value the market is getting to our rental portfolio assuming yesterdays closing price of MID Class A shares and assuming a 30% discount is attached to our MEC investment, MID annualized rent at the end of March 2004 of $126 million represents a return of 15% to the implied value of our rental portfolio. What is even more compelling is if we assume that this transaction will result in eliminating the discount currently applied to our MEC investment, the return increases to 17%. These rates of return are significantly higher then the industry norm and an indication of the inherent value in MID real estate business. Turning now to the balance sheet, MEC assets and liabilities are currently reflected on MID consolidated balance sheet. On a pro forma basis the transaction will simply decrease, the minority interest liability by $289 million which once again reflects the 41% equity of MEC we currently do not own, with a corresponding combined change to MID equity and cash used in the transaction.

In terms of financing MID and MEC capital requirements, MID real estate business is virtually debt free, however even after including MEC bank indebtedness in convertible notes MID will have a strong pro forma balance sheet with a total debt to cash based on yesterdays closing prices for MID and MEC shares of approximately 21%. Going forward MID expects to find the capital requirement of MEC as well as the capital requirements of MID core real estate business to retained earnings in a prudent mixture of future debt, equity or (inaudible) investment instruments such as convertible notes. This now brings me to the end of my comments and at this point, Brian, Ed Hannah and I will take your questions.

        BRIAN TOBIN: Just before we take questions, I want to add a short additional comment and that is just simply to point out with respect to the special committee process here at MID, to note that the special committee, the independent committee retained advice, sought advice, and received advice and indeed a fairness opinion from their financial advisor, Scotia Capital, with respect to the management group here at MID we retained and sought and received the advice of BMO Nesbitt Burns, in fact those two functions one the advice to special and independent committee and advice to management were split and that is for greater certainty and greater determination to have as independent an opinion as possible for the respective management and special committee group. Secondly, I simply want to point out that having been given notice of this transaction and since this transaction is the purposes of rule 61501 in Ontario and policy Q27 in Quebec is an insider bid. MEC has formed an independent committee of its board to consider this offer and that committee will select an independent evaluator to prepare a form valuation of MEC. I mean, they will do a valuation of MID, that's a matter for them to discuss and to decide on. Once this form valuation report has been prepared and delivered to the MEC independent committee, MID will enclose this report as well with its offer to purchase prospectus which will be mailed to MEC shareholders and we expect this mailing to occur in early to mid August and MID hopes to complete this offer by the end of September. So that just lays down some time lines and process for you and with that final comment we are certainly open for questions. Jennifer.

        OPERATOR: Ladies and gentlemen we will now conduct the question and answer session. If you have a question, please press the *1 on your touch tone phone. You will hear a 3 tone prompt acknowledging your request, your question will be pulled in the order that they are received. Please ensure you lift the handset if using a speaker phone before pressing any keys. One moment please for your first question. Your first question comes from Ben Pass from Jemmco. Please go ahead.

        BEN PASS: Hi, good morning, thanks for taking the call. A question for you, could you just give a little history as to the decision that went into the cash stock proposal and whether or not within this proposal there is the dependent upon what the special committee of MEC comes back and decides any willingness to modify the cash stock portion?

        JOHN SIMONETTI: Sure, can I first ask who is asking the question?

        BEN PASS: Yes, Benjamin Pass of Jemmco Capital Partners.

        JOHN SIMONETTI: Ok, Benjamin.

        BEN PASS: Or a shareholder of Magna.

        JOHN SIMONETTI: So in consideration of the cash stock and the split of 85/15.

        BEN PASS: Yes.

        JOHN SIMONETTI: How we got there was, we initially considered an all share transaction and one of the benefits you get from all the share transactions is it is a tax free transaction for U.S. shareholders and possibly Canadian shareholders. However, we were spun off from Magna last year and the way we were spun off, it was not clear whether this will qualify as a tax free transaction or for purposes of the IRS code section 367B and in fact if we did do an all share deal we would not know for some time until after the offer materials were mailed out whether we could get clearance from the IRS in a ruling on whether this would be a taxable transaction or not. So what we decided to do is just to bring certainty on the treatment of the transaction of the shareholders, we threw in a cash component which would automatically make this a taxable transaction. However, we were cognitive of the fact that there are some shareholders who would have some tax to pay and we estimated that the most that most shareholders would end up paying is approximately 15% of the total consideration. It will likely be less because everybody has tax bases in their stock but that is how we arrived at the 85/15 split.

        BEN PASS: The second part of question was if the special committee of Magna which will be formed anytime in the near future decides that they would want more cash and less stock or vice versa, how willing is MI Developments to make that modification to the consideration proposed?

        BRIAN TOBIN: Well, we believe that the offer which is on the table is fully priced. We have gone out with what we believe to be a fully priced offer, so obviously we will have to wait and see what the response is then. We don't want to attempt to prejudge that but I can tell you that we have a high degree of confidence that we fully priced this offer. It's all out there, it's on the table.

        BEN PASS: That I appreciate. Can you just give a little history, when did you first approach Magna with the proposal? When were they first made aware? Obviously there are directors that overlook on both sides but when was this decision made, to make the proposal?

        BRIAN TOBIN: We gave notice, I don't have the exact date in front of me but I will go back and look at my calendar and provide that in future. We gave notice of an interest at least the fact that we were going to study making a proposal in the early part of April and literally made the offer known to the President and CEO of MEC last evening, late last evening after market closed.

        BEN PASS: So in April you approached the company and said that you were going to consider all options.

        BRIAN TOBIN: That's it, and beyond that that was the end of the communication. With respect to participation of, you made reference to overlapping directors of which I am one.

        BEN PASS: Sure.

        BRIAN TOBIN: At that moment those of us who overlap and I refer specifically to myself and Frank Stronach. In my case, the CEO of MID has ceased to participate in any matter of discussion on the MEC side that may be impacted by an offer, if an offer was forthcoming and Frank Stronach has literally stood aside through this process and indeed did not participate even in the board discussion and decision which was taken last night. He was made aware of management's view in this regard and did not prevent or did not express as a controlling shareholder any intention to prevent or to sway into pursuing these alternatives and looking at them seriously and bringing them forward for the special committee to review but beyond that he really has stood aside and the management took to Mr. Stronach, the notion that he ought to consider disposing of his interest in MEC to MID as described in today's press release. He, I must say readily agreed to that and as you know there has been some real economic lost opportunity to Frank Stronach as a result of that decision but we think it is the right one and that it makes clear that there is no advantage or direct benefit to Frank Stronach in this transaction and I am going to ask Ed Hannah to comment further, Ed.

        ED HANNAH: The only thing that I would like to add is that the recommendation by the special committee through this transaction was made last evening and then immediately went to the MID board. The MID board considered it and approved it and it was after that point that Brian Tobin approached Jim McAlpine and made him aware of the transaction.

        BEN PASS: Just so I am not missing anything, there was no disclosure of that April letter at any point until the announcement that was made today. MEC and MID never made a decision to make that material disclosure public?

        BRIAN TOBIN: There was nothing to disclose, in the sense that we were going through a process which concluded quite literally yesterday. In other words we analyzed the propriety, the appropriateness and the benefits of such a transaction and the special committee, the independent committee with its own advisor, independent advisor separate and apart from management quite literally concluded its process yesterday afternoon then convened a meeting of the board later in the day yesterday at about the time of market closing. Made its recommendation to the board. The board concurred in this recommendation and after that fact, of course, I communicated that decision of the board to Jim McAlpine, after all of that process last evening. So quite frankly, we didn't have anything to communicate until such time as the special committee concluded its deliberation. Ed do you want to add something?

        ED HANNAH: Just to clarify you have made reference to a letter in April. There was no letter in April. What happened was in April I believe MEC was considering the Gulfstream transaction. There were imminent slot opportunities on the horizon. MEC and MID were in discussions about various opportunities and financing possibilities. There were many, many options being considered by the special committee of independent directors within our company and it was an oral advice in April that the possibility of this privatization transaction was a possibility of the very many options that were being considered.

        BEN PASS: Thank you for taking the time to speak.

        BRIAN TOBIN: Thank you

        OPERATOR: Your next question comes from David Rocker, from Rocker Partners. Please go ahead.

        DAVID ROCKER: Yes, gentlemen, thanks very much. Just wanted to, I am sorry, I got in a little late on the conference call and so if I may ask. What were the cost savings that you indicated would occur as a result of this and in your evaluation how much did you assess for the value of the underutilized land position of MEC? And I will have a follow-up.

        BRIAN TOBIN: Let me just deal David, Brian Tobin here, with the first part of your question. We have identified at this stage of the game cost savings of about $10 million annually that we believe can be achieved in a combination of both corporate overhead and track operation. We have identified a further $1 million of public company costs as a result of having one as opposed to having two public companies structure in place. Of course, beyond that we will look for further opportunities for cost savings. We think that the full $10 million that we have identified, a portion of which can be achieved this year and all of which will be achieved by the end of next fiscal year 2005. So we think significant savings, relatively speaking, over the short term can be achieved. With respect to placing a value on the underutilized lands, I am going to ask John Simonetti to comment a little further, John.

        JOHN SIMONETTI: Sure. On the underutilized land we went through the process of the potential developments on them, including the (inaudible) development and the development in the letter of intent we have in place with (inaudible) city at (inaudible) and Caruso field goods in (inaudible). Now, in terms of those letters of intent those lands are currently subject to land lease or proposed land lease by MEC to a joint venture company that would develop those properties and the value of those lands really took into consideration the cash flow that would come out of that land lease. So that's it, it is really a discounted cash flow analysis of the rents that would come out of that land lease.

        DAVID ROCKER: And what would that number be in rough terms?

        JOHN SIMONETTI: I think at this point, I mean we are not open to provide what that number would be. It is fair to say that our advisors have come up with a number that they have included in this entire evaluation, to come up with a $7 offer price.

        DAVID ROCKER: Alright, well the reason that I ask is to try to assess the appropriateness at least from our prospective of the MEC shareholders, the appropriateness of the $7 price, in as much as, you know, if my math is correct and your paying $7, you know if you total all the shares for 107 million shares is $750 million add 350 on top of that you have got about a billion 1 of enterprise value. All of us who invested in the A shares did so with the expectation that there would be significant upside from the gaming opportunity and waited long and patiently for that opportunity which is just finally coming to fruition, first with Pennsylvania and obviously pressures now on Maryland. In conversations with, you know, various people at the company the indications are that the (inaudible) might come from each of these tracks might be in the range of $50 million or so, so just looking at the one in Pennsylvania and potentially two in Maryland would be a $150 million, then the total consideration of a billion 1 looks rather skimpy and the timing seems perhaps a little inopportune from our prospective and it is in that connection, that is, why I am trying to understand how some of the other values were placed here. I would appreciate your comments on that.

        BRIAN TOBIN: I mean clearly as a long time and significant participant in the opportunity to own MEC stock, one would expect to be doing your own evaluation of the offer we put on the table but I can assure you that we think this offer is fully priced, we think this offer is fair to MID shareholders and we have to be cognizant of what is fair to both MID shareholders in the first instance but also to MEC shareholders as well and we think that if you look at the opportunity to hold MID stock at the end of the piece being fairly compensated with what we think is a reasonable and fully priced offer that the upside for MEC shareholders is evident. You've got on the one hand the solid lower risk, albeit also lower return, longer term of our industrial portfolio but on the other hand you have got the opportunity as well added to that core base to participate if your analysis is correct and indeed our own analysis is correct. But there is an upside to be had here with albeit a higher risk but also a greater return to be had from the associated properties with MEC on the other hand you have got this chance, in effect, to hold a stock which offers you on the one hand a high degree of confidence because of the core industrial real estate aspect but on the other hand offers you an opportunity for higher returns because of the nature of MEC's underutilized lands and of course the opportunity for slots as well. But you or I as much as you might like and I think you will understand my response couldn't begin to negotiate the price today except to say I hear you. I want to assure you from our side that this offer is fully priced.

        DAVID ROCKER: Well, I guess that. I agree with you fully first of all that I think that it's a good idea for MEC to be a part of MIM. So I strongly endorse your overall issue and I think it is fine to share in the upside by being along with him, I am. The issue is what delusion one takes and that is a function of what the evaluation is, I mean if you were giving us $9 a share and were taking it in MIM all of those things would be the case except we would have more of a function, more of a participation. So the issue is very much from my prospective an evaluation of are we getting a fair price. Who did the fairness opinion and will the details of that fairness opinion be made available to us?

        BRIAN TOBIN: The fairness opinion was undertaken on behalf of the independent committee of members of the board of MI.

        DAVID ROCKER: It was Scotia, I think you mentioned.

        BRIAN TOBIN: And Scotia and they worked for and under the direction of the committee. As a management group we separately had BMO Nesbitt Burns provide advice, guidance and research and analysis to our management team. So this process has been thorough, it has had the benefit of two highly credible, I think, well recognized players here in Canada and them both having, of course, expertise and capacity well established in the United States as well. To your further comment about the availability and access to work which has been provided to management and work which has been provided to special committee, I am going to ask Ed Hannah to comment further, Ed.

        ED HANNAH: Mr. Rocker what I wanted to mention is as it was outlined earlier in the remarks of both Mr. Simonetti and Mr. Tobin under the requirements of Canadian Securities Regulations. When we mail out the materials included in those materials will be an MEC valuation because it is required by those regulations. That valuation will be done by financial advisor to be chosen by the MEC special committee but it will be included in our materials.

        DAVID ROCKER: Would that valuation be the Scotia valuation or a valuation other then?

        BRIAN TOBIN: They will have a third and separate party work for their independent committee in through their process they will, of course as they should, provide the market with information as to who they have chosen to do that valuation.

        ED HANNAH: Neither, Scotia nor BMO Nesbitt Burns performed a formal valuation. Each of them provided advice. BMO Nesbitt Burns provided advice to the corporation specifically management. Scotia provided an opinion and it is an opinion only as too the fairness of the transaction.

        DAVID ROCKER: I am sorry, Nesbitt Burns provided what Sir?

        ED HANNAH: They provided advice to the management team, financial advice.

        DAVID ROCKER: Well, their analyst is estimating that this is worth eight and a quarter.

        ED HANNAH: It was not their analyst. We were working with their corporate financial department, as you understand in the current regulatory environment the analyst cannot come over the wall and be a part of this.

        DAVID ROCKER: Okay. So the details of the Scotia report will not be available and the only thing we have is the report from the third party. Is that correct?

        ED HANNAH: Yes, I think you are looking to some form of a formal valuation. The only formal valuation that will be included in the materials is the one that will be prepared by MEC financial advisor.

        DAVID ROCKER: And who is that?

        ED HANNAH: That is up to their independent committee to choose whom they will use.

        BRIAN TOBIN: That's information that I would expect that will be made publicly available by MEC and by its management team and board at the appropriate time.

        ED HANNAH: At this point the only thing I can assure you is that it will be neither BMO Nesbitt Burns nor Scotia.

        DAVID ROCKER: Okay, thank you gentlemen.

        BRIAN TOBIN: Thank you.

        OPERATOR: Your next question comes from Tony Campbell from Knott Partners. Please go ahead.

        TONY CAMPBELL: Good morning gentlemen. I actually have I guess two questions. I continue to think why now?

        BRIAN TOBIN: Is there a second question Tony?

        TONY CAMPBELL: Well, I guess, for purposes of edification we own a half of 1% of MIM and 5.7% of MECA and I guess we have been long time supporters of MECA and, I guess, I would be a little more blunt, I personally feel that given the book value of the underlying MECA real estate at two and a quarter I find it quite interesting and I think you guys are trying to make an opportunistic move which frankly I think, you know, undervalues the MECA assets. Further more, if you are a convertible venture holder, I note that they raised money at a conversion price of 750 and eight and a quarter in the U.S. markets and, you know, markets have a habit of not forgetting when they are being taken advantage of. So, and I guess I do have a second question. Is there, since as an ex-Canadian but I am unfamiliar with this in the United States there in fact is the ability to take valuation to arbitration if necessary. And I guess my question would be is there such a possibility in Canada? And furthermore going back to the first gentlemen's comment, in the States it would have been the habit if MIM was going to evaluate each asset that that would have been necessitated a public statement according to that fact I believe under the (inaudible) laws.

        BRIAN TOBIN: Let me take your first comment, then I'll ask others with me to comment on the specifics. I think your reference to (inaudible), Mr. Hannah is our Chief Legal Officer and, of course, is our counsel with respect to (inaudible) matters so we will have him comment on that last assertion that you made. With respect to why now? We think that the timing is right. One of the realities of where MEC sits today is, of course, it has some significant (inaudible) requirements. There is the requirement to provide financing for example this is more immediate, more current for the construction of new facilities, entertainment facilities at Gulfstream. This is indeed one of the matters we were having discussions on a management to management basis between ourselves and MEC, with respect for our potential participation in that project on a lease back basis or on any other basis that might be appropriate on behalf of MID shareholders. When you begin to look at the range of potential projects and the opportunities that we could participate in and we always said that we want to participate in those that were beneficial to MID shareholders. You begin to look at the whole range of issues associated with related party transactions, current corporate (inaudible) reality that we are all living in and it is a reality that is not going to go away. There is a certain complexity associated with all of that. I said in my opening remarks that we believed on the one hand that there were real opportunities here for MID and MEC shareholders but on the other that there is an opportunity to cut costs, $10 million overhead and $1 million of a public company savings as well. That is what has really driven the timing of this consideration. With respect to the notion, and you have pointed out and made clear that you have a significantly larger investment in MEC than you do in MID and so from your prospective your interest is in whether or not you get the best possible price for your stock and that is quite legitimate. I can assure you our perception is not at all trying to quote unquote, you know, buy the company cheap or buy the company at a discount. We think that that the offer we've made is absolutely fair and we think that it is fully priced. We hope over the period of the next few weeks as we talk to all of you by this venue and by others to convince you of that, and of course the ultimate test of the fairness of all of this at the end of the day is whether or not you and others on behalf of your investors tender your shares. But we think we have made a full and fair evaluation and the offer is fully priced. We really do genuinely believe that to be the case. Now Ed do you want to comment further.

        ED HANNAH: The only comment I want to make is an attempt to answer what I think was your question, if I misstate the question please correct me but you, I think, asked the question if there is some type of a process by which you could take this valuation to arbitration. No, what is happening here is we're making an offer, a tender offer. So the choice that MEC shareholders will have will be whether to tender into the offer or not tender into the offer.

        TONY CAMPBELL: I guess the question here is assume one does not tender because they find the offer to be too low, is there a process because there is in the United States that allows one to go to an arbitration panel to determine whether the, another means to determine, I guess using a court of law to determine whether this price is fair?

        BRIAN TOBIN: In the event, Tony, that the offer, first of all let me ask Ed to comment on the (inaudible).

        ED HANNAH: Tony, what we have said is that we intend to do a second step transaction here is we put the one condition in that we would need to have 90% of the MEC class A stock at the completion of this period. The reason for that condition is that we get the 90% threshold we are then able to (inaudible) what called a short form merger under Delaware law which would effectively allow us to acquire 100% of the companies by paying the same consideration as has been offered in the bid and that is what we intend to do.

        TONY CAMPBELL: So there is no arbitration process.

        JOHN SIMONETTI: Ya, that short form merger would be conducted under Delaware law.

        TONY CAMPBELL: Okay, good.

        BRIAN TOBIN: We have got within affect with the 3 options, one is to extend the offer that would happen, two is to take up the shares that are there had been offered with the intent of a longer form merger but let us not forget a third option which is quite legitimate as well, that is to abandon the offer depending on the response to market. I think we need to put that down strongly and clearly on the table as well in reiterating that we think this price, this offer is fully priced.

        TONY CAMPBELL: Well good luck gentlemen!

        OPERATOR: The next question comes from Stephen Errico form Locustwood Capital, please go ahead.

        STEPHEN ERRICO: Gentlemen, hi, how are you.

        JOHN SIMONETTI: Good day.

        STEPHEN ERRICO: I am a MIM shareholder and not been that familiar with Magna operations. You know you said earlier John that the employed value on the real estate portfolio from MIM you know was having I got 15% type of return and you know here we are giving up 25% ownership in MIM to MEC, I was wondering if you could kind of outline, you know, what I am getting in terms to that delusion you talk about the deal being accretive in the medium to long term, can you count to give me an idea, can you define those terms, those are my two questions.

        JOHN SIMONETTI: Ya, sure, I mean right now we are giving up the stock that is if you look at our income producing portfolio it is trading at a high capital rate, why is it trading at a high capital rate, you know I will let all the shareholders decide that, however, it has been trading at that high capital rate since it we have been spun-off and in fact you know what we found as the need for MEC in terms of capital requirements has increased there has been still more uncertainty in the market and in fact that capital rate is actually widened when Pennsylvania was approved for slots, MEC stock did very well and had a run up at that point of time and you can clearly see that nothing really happened to our shares so now truly believe that the way we were holding MEC right now that continues to be significant holding company discount in our investment in MEC but in addition we are finding at least this is my belief that we were finding that the value attributed to our real estate, a very stronger real estate portfolio. The discount there are widened as well though we think that this privatization will first and foremost remove the holding company discount we have now just seen our MEC stock and secondly you know we truly believe it will other shareholders been introduced at the MIM level and hopefully we will see the value in our real estate portfolio. The privatization removed some uncertainty we currently had in what we are going to do with our MEC investment and over the medium for long term, hopefully that will correct itself and we will see our stock price move up, not only because of reduced discount on those two businesses and also because of the potential that MEC has in terms of increasing the earnings from the core operation.

        OPERATOR: The next question comes from George Smith at Davenport, please go ahead.

        GEORGE SMITH: Hi, not to beat a dead horse but the valuation does look fairly light when you take in a consideration, the racing or slots potential, I am just wondering none as really how much value you assign to that potential but the methodology by which you looked at that potential for slots and whether I guess Pennsylvania is done, Maryland, Florida, Oklahoma etc.

        BRIAN TOBIN: Let me just respond by saying that Ed Hannah in a prior life career spent some of his career at MEC is best able to respond to the issue of slot and slot potential at.

        ED HANNAH: On specific this is part of this transaction the management team here at MID worked up fairly elaborate analysis that we prepared on that we had the benefits of input from both the financial advisors on the deal and only reiterate what Brian said earlier. We believe this offer is fully priced, you know within the offer is a component paying for the slot potential within MEC, now if you want me to not deal with specifics we will give a lot of bit of our view of the terrain out there and various jurisdictions and slots make occur, I can do that for you.

        GEORGE SMITH: I think most of us understand that potential, I need to state that this is just a function I am trying to figure out how you got, and what you assigned to the excess real estate that Magna Entertainment holds and then how much of this valued is predicated on some sort of or options value related to slots. Which I know is quite nebulous but to potentially there could be a lot of value there I am just trying to figure out how you approached this (inaudible) probability analysis or...

        ED HANNAH: It was a combination, there are so many different variables within a slot operation you know there is a probability that you will get the legislation it depends what the terms of the legislation will be including the percentage that will go to the operator is whether that be any type of an upfront license fee such as is being required in Pennsylvania or not is the competitive landscape in which you operate which will probably affect net-win per machine, so there is a number of variables as you have highlighted all of which are quite suggestive and so you actually get the slot legislation in place. So we exercise around subjective analysis and you know as I said included in a $7 stock price is a component in a slot value of MEC and we feel we fully priced that component.

        GEORGE SMITH: What did you say Magna Entertainment represented as a percent of MIM's market cap.

        JOHN SIMONETTI: You know George, that depends on what discount you assign, some analysts are out there assigning a 20% discount other analysts are assigning a 30% discount but you know in terms of MIM's market capital we are looking 20% to 30% depending on discount you sign.

        GEORGE SMITH: Last thing, you talked about the development opportunities associated with Magna's real estate, if you had to prioritize or mention, where you would focus capital first and foremost, may be in terms of this three best development opportunities over at Magna Entertainment and which would you highlight.

        BRIAN TOBIN: Well I think Gulfstream is an obvious opportunity indeed we are well along in our, two things, first of all, MEC has already made a decision to rebuild at Gulfstream and that is something that we will have an opportunity going private transaction, successful transaction obviously more directly participate in, associated with that is the agreement which has been probably announced with Forest City for retail development there at Gulfstream, certainly the most immediate opportunity. Secondly Santa Anita and the Caruso arrangements which have not been finalized but there is a letter of intent which is in place with Caruso associates represent a significant opportunity for underutilized land, retail land, development there in that location and of course we can move around the country and look at other locations where potential further developments will occur and I do not really want to prioritize others except to say one could look to Maryland as a potential area for development indeed as we speak MEC as in the process of renewing, rebuilding the track and backstretch facilities there in the State of Maryland at Laurel. Further we have got the opportunity as you know with the recent decision for (inaudible) of slots and slot related facilities, entertainment facilities, casino like facilities in the state of Pennsylvania, so there is no shortage of solid opportunities to examine.

        GEORGE SMITH: How far, I think you stated, a debt to cap of 21%, how far it would you be willing to stretch that.

        JOHN SIMONETTI: You know I really do not want to answer that question until we see how fast these projects come at us, MEC's got a lot of work but nor can we also lose sight of the fact that we have lot of work on the industrial side as well, so I am going to have to throw everything into the mix. I rather not put the stake in the ground right now and how far want to stretch that but you know going north of where we are today, I say to maximize 30% might be reasonable and prudent but no more than that.

        BRIAN TOBIN: Let me really this remind this all and everybody in the call is aware that, (a) we got cash in the bank some of which of course will be utilized in this transaction, but (b), we are debt free and significant equity.

        GEORGE SMITH: Okay, thank you very much.

        OPERATOR: Your next question comes from Brett Patelsky from Tiedemann, please go ahead.

        BRETT PATELSKY: Just a couple of questions I joined the call late How accretive do you this being over the next couple of years and then a few times that it is fully priced, if a special committee want to come back and say he had to pay a little bit more to get it done. Do you have any flexibility on price so are you best in final offer?

        BRIAN TOBIN: Well we are not going to at this stage the game having indicated our attention by way of press release this morning have been advised MEC and we see you last night to use borrowed expression from John, to put a stake in the ground and say there is nothing more to be discussed under any scenario but I will say and repeat again that we think this offer is fully priced having said that you never say never I could stay with the game. John, you want to speak to question respect how accretive this is.

        JOHN SIMONETTI: We do not give forecast, so I am not going to give guidance on how accretive this will be the earnings on MID consolidated. However, we know we did say that we hope that this privatization from stock point of view were move discount we currently have (inaudible) stock, at the same time we hope the valuation currently the discount in currently have in a rental portfolio will be reduced and eliminated and on a go forward basis in the medium-to-long term we know that MEC has some good opportunities there and if can it take year and half, 2 years, or 3 years before you see some of cash in the door so we are going to have to execute properly and if we do that I think you are going to be very happy in the long-term because there is some significant growth opportunities that we can see, but we have to wait and realize that.

        BRETT PATELSKY: Okay, thank you.

        OPERATOR: Your next question comes from Rossa O'Reilly from CIBC World Markets.

        ROSSA O'REILLY: Thank you very much. I wondered if you could give us sense to acquire MI Developments, which was primarily a industrial property investment company views this kind of business is being attractive from the risk / reward respective. Why you think that given the diverse nature of the business going forward that you are going to be able to shrink the discount when most of the MI Developments investments are really focused on low risk industrial property investment.

        BRIAN TOBIN: First of all let me say that (inaudible) question that I and John on an earlier conference call had indicated that on a go forward basis we are looking to diversify our portfolio. We talked at that time of looking to have perhaps as much as 30% of the split in terms of total activity beyond which you call the core or more conservative industrial real estate a broker portfolio. We say that while that was a very good, very sound, and very solid business that we intended to grow that business and by the way let me just add here that is very much I reminds growing that opportunity with Magna and Magna related companies and first we have to earn that opportunity. At the same time, we say that look this is low risk but it is also low reward and we are looking higher rates or return for MID share holders. We know that implies a degree of higher risk and we identify at that time our last conference call the opportunity to do joint ventures participate with MEC and some of these underutilized planned and development prospects or perhaps prospects when it became available and slot development as well. We as the management group and I think philosophically as a company like I do not want to speak with board but I think board will reflect this as well believe that if there is an opportunity and reasonable opportunity to improve shareholder return by getting higher returns for dollars invested that is something we ought to explore. We do not do so in a reckless manner. We don't want to assume reasonable level of risk but we think there is some really positive opportunities here that one can realize at the end of the day for beneficial MID shareholders in the context of the private transaction being successful beneficial as well as to MEC shareholders. John, do you want to comment further.

        JOHN SIMONETTI: We have got two businesses now in a pre-privatization we have our core industrial business with Magna, which as you know is solid business, secure cash flows and great tenant. At the same time we have this investment in MEC and we have always said from the beginning that there is some great real estate opportunity, they are development opportunities that we would like to do. Those returns just from a pure real estate prospective should blend up the return we currently have with our portfolio because the capital rate should be higher in that type of development. But Rossa we move long in the process and we could not lose site of the fact that MEC does makeup the significant portion of our market capital cap and the capital requirements they need on the real estate side and the assistance they need in terms of real estate development expertise just continue to increase post spinoff as slot legislation passed, retail entertainment destination centers became high priority. And those are great real estate development opportunities for us but we found as their capital needs will proceed to increase our shareholders, which are risk adverse. I would not say most of them but some of them are a little skittish and our discounts began to widen and in my view the discount we have in our investment in MEC also widen but at the same time we knew that if we could help them out in some very real estate opportunities which will come to our portfolio and the system you see in the operation we would also get an uptake on the value of our investment in MEC. When I talk about risk rewards we get blunted returns, higher returns in core real estate, but at the same time we have what I called the gravy which is the up stake in the MEC stock if they could execute their strategy the way they see it but that is why I think you know on the risk/reward basis these developments make a lot of sense.

        ROSSA O'REILLY: What are some of the risk/reward characteristics that relate to developing the real estate and other business assets of Magna Entertainment its very difficult for MI Development investors who can understand the real estate industry to look at an entity like that and there rate of return record to date and make an assessment is to why risk/reward characteristics are so appealing.

        BRIAN TOBIN: I would say you take a look at MEC has been able to attract as their partner in undertaking these developments of underutilized lands look at Gulfstream look at Santa Anita either and these are certainly two of the premiere underdeveloped land opportunities, underutilized land opportunities in the United States today above phenomenal properties and one only has to look to the quality of the partners who has been brought to the table in the Forest City at Gulfstream and in these people I think the reputation is well known they are major players in the development of all kinds of property, throughout the United States millions of dollars of new development literally on the books today as we speak they have come to the table for a piece of this development at Gulfstream and it reflects the quality of the opportunity that a Forest City is at the table we see likewise LA, the Caruso Group is one of the premiere players in the State of California there are potential partners in Santa Anita and MEC at other locations potentially as well. I think the test is the market, the market in terms of the significant players, quality players, world class players have come to the table and I think that ought to give a major comfort because of the market test for MI shareholders where the opportunities see certainly give us the major comfort.

        ROSSA O'REILLY: Would you be providing any financial analysis of those given the size and significance some kind of idea is to what kinds of return can be expected and what needs to be done to achieve those returns?

        JOHN SIMONETI: We know right now we don't give guidance in any shape or form, so we are not planning to give you forward looking potential cap rates that we would achieve from these development and I do not want to speak for either Forest City or Caruso Developments public company. I do not believe they do that as well.

        ROSSA O'REILLY: Thank you.

        OPERATOR: Your next question comes from Larry Raymond from CFSB.

        LARRY RAYMOND: I am a shareholder of MIM and my question is as looking for the MIM prospective, your call is that through multiple change the upside whereas certainly the market is same this morning and certainly as prior caller said earlier that it could be a further multiple discount applied to MIM because of the more confused strategy the more diversified higher risk strategy and did the independent directors actually think that there would be multiple ramp up when this strategy of gaming, land development rather than just straight plain vanilla net lease real estate would be involved. It is very surprising to me.

        BRIAN TOBIN: Well let me say this, first of all I think it is implicit in the decision that has been announced by the board and being expanded it out here this morning by the management that clearly the independent committee in its deliberation and this examination came to the conclusion that this transaction is beneficial to the shareholders of MIM, MID as well as MEC otherwise we would not have been here discussing this with you. Secondly, I think we always got to bear in mind we are not sitting around having the discussion of whether or not MEC or MID should participate or should have an investment or should have a partnership in affect with MEC in reality is prior to the going private transactions as we have announced. We are a significant investor in MEC holding a 59% equity position and then following the transactions involving Frank Stronach and Fair Enterprise we now in fact at 62% that is MID of the equity of MEC being held by us. So we are already involved the 20% as John said, the 30% depending on the value with our market capital is consequence of our holding in MEC. We're already involved the question then becomes the following, how do we best recognize, realize or improve, our existing investment in MEC and we have come to the conclusion of that the best we do that given the challenges before MEC, the opportunities before MEC, is by going private transaction for all the reasons we have already stated. John did you have some?

        JOHN SIMONETTI: No I just cannot afford and just want to remind you that we will continue the segment our results so someone will be able to pick up the FFO from the real estate business and the earnings of MEC We hope that analysts will on a go forward basis will continue to look at our company that way as two separate businesses. Now if the stock prices down today and all I can say it is early we need to wait for it to settle and see what will happen not only next week but I think a few months and may be a year or two from now and if our stock is north of where we are today how much of that you assign to real estate business or how much of that you assign to MEC, I do not know how you split the two but in the long run if the both companies together results in an increase in her stock price then inevitably that means that the discount somewhere whether be in the MEC operations or portfolio would have improved so that is really my comment to your question.

        LARRY RAYMOND: My suggestion is that you get on the road, you know covering real estate for decades and being a long shareholder of MIM you have basically presenting the MIM shareholders notwithstanding what Mr. Rocker and some other MECA shareholders said in terms of the embedded value MECA. When you are looking at MIM your presenting the alternative of ramping up debt from essentially debt free balance sheet in return for a 25% diminution in FFO per share. Or what is somewhat of wish of increased cash flow and earnings down the road 1, 2, 3, or 4 years as you harvest some of the value of either proliferation of gaming or redevelopment properties Gulfstream and Santa Anita. In essence you need to sell this thing better to the MIM side and it sounds like you need to sell this better to the MEC side as well.

        BRIAN TOBIN: Larry, thank you for your comments, we will take that into consideration going forward.

        OPERATOR: The next question comes from Peter Park from Park West Asset Management, please go ahead.

        PETER PARK: Morning. Is the debt that you will be taking on with MEC if this goes through will it be tax advantage in the way that you previously talked about in fact any debt that you assume at the MIM level.

        JOHN SIMONETTI: No, we would have the opportunities if we wanted to we could re-finance some of that and yes we could deem the tax advantage you are talking about.

        PETER PARK: So at 21% debt to total, what kind of total, after you did all that what kind of after tax interest expense could we ballpark.

        JOHN SIMONETTI: You know I am not going to comment on that because there is a lot that goes into consideration, in terms of what our rating would be going forward and what MID's, sorry what MIM's cost of financing is and how we structured that of course we will drag down the after tax cost of financing but are not prepared right now to give you a percentage.

        PETER PARK: Okay, what is Stronach's remaining ownership of MEC.

        JOHN SIMONETTI: He does not have a remaining ownership in MEC, he transferred all his direct ownership which is approximately 3.7 million Class A shares, he did that yesterday. He transferred to MID in exchange for MIM stock and 15% of the consideration in cash.

        PETER PARK: So directly or indirectly he no longer has any ownership of MEC.

        JOHN SIMONETTI: Not that we know of or has been publicly recorded.

        PETER PARK: Okay, are you going to be coming to Chicago for the road show.

        JOHN SIMONETTI: We will be coming to Chicago.

        PETER PARK: Great.

        JOHN SIMONETTI: Why don't you follow-up with my assistant Debra Fox and she can, may be hook something up and can meet you.

        PETER PARK: Great, thank you very much.

        JOHN SIMONETTI: Thanks Peter.

        OPERATOR: Your next question comes from John Chen from Cathay Financial, please go ahead.

        JOHN CHEN: Hi, thanks for taking my call. I had 2 questions, first was in terms of the calculation for the 17.5 million additional shares, I was wondering if you could walk me through how you get down to that number and my second question is are there any calls.

        BRIAN TOBIN: Ya, we are going to ask John Simonetti to respond to your call.

        JOHN SIMONETTI: On the 17.5 million shares just being directly issued as a result of this transaction, there is 9.9 million shares of the 9.9 roughly 700,000 was issued to Fair Enterprise. Now when you look at the convertible notes they will be convertible into MID stock at the same consideration of into other shareholders and there is approximately 6.8 million shares when you calculate diluted outstanding shares and as well as just the MEC options which again they will become options in MID on a fully diluted basis when you take in the consideration in-the-money options that can add another point 8 million outstanding shares on a fully diluted basis. Sorry John you had a second question here.

        JOHN CHEN: Yes, my second question was also are there any calls on the share consideration.

        JOHN SIMONETTI: Sorry, I do not understand the question.

        JOHN CHEN: Are there any calls on the share consideration?

        JOHN SIMONETTI: There are no calls no, no.

        JOHN CHEN: Good, thanks.

        BRIAN TOBIN: Jennifer we take one more question.

        OPERATOR: Your final question comes from Patrice Kanada from Guardhill Capital, please go ahead.

        PATRICE KANADA: Hi, I would like to ask about the regulatory approvals that will be required in Canada and then the United States.

        BRIAN TOBIN: The regulatory approval that will be required.

        PATRICE KANADA: Uh huh.

        BRIAN TOBIN: Okay. As I said earlier this is a tender offer that we are putting out so the shareholders determine whether or not they will tender in or not tender in. As part of this we have to do a mailing as John described it earlier it is the offer to purchase prospectus so we will be doing that mailing but we cannot do it until we have the MEC's valuation that is required by the Canadian's securities regulation prepared under the supervision of MEC. We will then file those materials also with the SEC as well as Canadian securities regulatory authority in the filing with the SEC because we are issuing shares will be included a prospectus so the prospectus has to be reviewed effectively and cleared by the SEC.

        PATRICE KANADA: Are there any tender agreements with outside shareholders.

        BRIAN TOBIN: No there are none, the only transaction that was affected which was prior to bid being announced is the one that we described earlier with Fair Enterprises, where we purchased their shares at the pre-announcement prices.

        PATRICE KANADA: Okay and what is the expected close of the tender portion of the transaction?

        JOHN SIMONETTI: Well once again I think Brian referred to that earlier because we are dependent upon MEC getting its valuation done and provided to us before proceeding to mailing. We are hoping to do that mailing sometime in early to mid August and then if we are able to do the mailing by then. We were subject to the takeover tender offer provisions of both US and Canadian law, so we hope to be able to get transaction completed around the end of September.

        PATRICE KANADA: So there is no (inaudible) approval that is necessary?

        JOHN SIMONETTI: No.

        PATRICE KANADA: Okay, thank you.

        JOHN SIMONETTI: Thank you.

        JOHN SIMONETTI: Okay, well on behalf of the management team, I would like to thank everybody for participating in this conference call and we believe that the announcement we did today will enhance shareholder value in the long run and will be beneficial to both MID and MEC shareholders. As Brian mentioned earlier we will be on the road over the next 2 weeks and hopefully have an opportunity to talk about this transaction with many of the shareholders and take some of their questions at that point. So again thank you for participating in this conference call.

        OPERATOR: Ladies and Gentlemen, this concludes the conference call for today. Thanks for participating and please disconnect your lines.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The contents of this document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs objectives or economic performance, or the assumptions underlying any of the foregoing. In this document we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION

        This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities of Magna Entertainment Corp. At the time the expected offer is commenced, MID will file an offer to purchase/prospectus with the United States Securities and Exchange Commission and Canadian securities regulatory authorities and Magna Entertainment Corp. will file a solicitation/recommendation statement with respect to the offer. Investors and stockholders are strongly advised to read the offer to purchase/prospectus (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement when they become available because they will contain important information. Investors and stockholders may obtain a free copy of the offer to purchase/prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, from the Securities and Exchange Commission's website at www.sec.gov or at www.sedar.com. Free copies of these documents can also be obtained from MID by directing a request to MID, Attention: General Counsel, 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, (905) 713-6322. YOU SHOULD READ THE OFFER TO PURCHASE/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

        The following is a transcript of a presentation, including questions and answers, made to media representatives by Brian V. Tobin, Chief Executive Officer of MID, John D. Simonetti, Vice-President and Chief Financial Officer of MID and Edward C. Hannah, Executive Vice-President, Corporate Development, Secretary and General Counsel of MID conducted via teleconference at 10:30 a.m. New York/Toronto time on Tuesday, July 13, 2004.

EVENT:	MI DEVELOPMENTS — CONFERENCE CALL
TIME:	10H30 ET
REFERENCE:	CNW TORONTO (3913)
LENGTH:	APPROXIMATELY 15 MINUTES
DATE:	JULY 13, 2004

        OPERATOR: Ladies and Gentlemen this is the operator just advising you that your conference will begin in approximately 5 to 10 minutes as per the moderator's request so please standby. Thanks again. Your conference will begin in 5 to 10 minutes.

        Good morning ladies and gentlemen, thank you for standing by. Welcome to the MI Developments special announcement media conference call. At this time all participants are in a listen-only mode. Following the presentation, we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties during the conference, please press star followed by the zero for operator assistance at any time. I would like to remind everyone that this conference call is being recorded on Tuesday, July 13, 2004 at 10:30 a.m. Eastern time. I will now turn the conference over to Mr. Brian Tobin, CEO. Please go ahead sir.

        BRIAN TOBIN: Thank you very much. With me I have John Simonetti, the Vice-President and Chief Financial Officer of MID, and I have Ed Hannah, the Executive Vice-President, Corporate Development, Secretary and General Counsel of MID. I am not going to read a formal statement. I think many of you would have listened in on our analysts call earlier in which we did all of that, and of course, you have copies of the press release with you which describes everything in a fair amount of detail — the transaction that we are proposing and that is the offer to acquire all of the remaining and outstanding shares of MEC. What I would propose is that we go straight to questions and answers as that may be the best utilization of your time, and secondly, let me just make a note of the fact that we really do want to focus on the media in this call. We've scheduled it as a media call. We know there are mainly analysts on the line, we welcome you as well, but we would hope you'll defer and allow your media colleagues to be front and center in exercising this opportunity for their call. So without further ado, I will ask the operator if she'll begin the Q&A?

        OPERATOR: Thank you Sir. Ladies and gentlemen, we'll now conduct the question and answer session. If you have a question please press star followed by the one on your touchtone phone. You will hear a three-tone prompt acknowledging your request and your questions will be polled in the order that they are received. Please ensure you lift the handset if you are using a speakerphone before pressing any keys. Please hold for your first question. Your first question comes from Matthew Hegarty from the Daily Racing Form. Please go ahead.

        MATTHEW HEGARTY: I've got a few questions, but I'll just hold it to one and then let other people participate. First of all, I just wanted a general statement as to why Magna Entertainment Corp is valuable to you guys at $7 a share? You know, generally what are you looking at here to do with the company?

        BRIAN TOBIN: I think we're looking at all of the facets of the company, the racing operation, the funds from racing operations in a go forward basis. We're looking at the technology side of the company, HorseRacing TV. We are looking at the slot opportunity which has been manifested by the recent decision in Pennsylvania, and of course, the referendum which will be held in Oklahoma, and the possibility of slots, as you know, in other states. The Governor of Maryland, for example, has expressed his interest in slots there and the debate, as you well know, Matthew continues in Texas and other jurisdictions including Michigan. So those are all components of it. The piece of the business that we are most familiar with and have the greatest amount of expertise and comfort with are of course the development of underutilized lands. I think it can be said here with a fear of contradiction that some of the most attractive lands for development in America today are adjacent to locations underutilized lands such as Gulfstream and also Santa Anita and other locations at Maryland, etc. So when you take all of these pieces, we see a good fit between MID and MEC and all of those represent in a go-forward basis an opportunity for us to participate with MEC in the development of these properties, and we think represent real opportunity for improved MID shareholder value, and of course, improved MEC shareholder value as well.

        MATTHEW HEGARTY: Let me just have one follow-up on that since you mentioned something at the end that I wanted to ask about. You mentioned under utilization of the racing assets. Will MID have the same commitment to racing as MEC management has said they have?

        BRIAN TOBIN: Absolutely, in fact what we are buying into here and what we are certainly committed to here is the business plan that MEC has constructed over this last period of time. We think they have a solid business plan and we are supportive of that. We note that much of that business plan will require two things where we think we can be particularly helpful. One is our own real estate expertise. There is a fair amount of real estate development here and development of tracks and redevelopment of tracks and facilities. Secondly, there will be requirement for capital, and these two companies in a circumstance were they are taken private will actually lower the cost of capital for MEC. Now, here in my knowledge, we are not talking with MID getting involved as of today with MEC. We are involved. We hold 59% of the equity already in that company representing (inaudible) valuation between 20% and 30% of our market cap already. What we are doing is recognizing the importance of realizing additional value on our existing investments and putting ourselves in a position to avoid all of the complexities and so on of related-party transactions by taking MEC private, and I ask John Simonetti just to comment a little further on this issue of the financing requirements and the inherent value or advantage in having these companies together John.

        JOHN SIMONETTI: Thanks Brian. There is no question at MEC that there are many opportunities here that we see on the real estate side, and their access to capital right now with their balance sheet is not the greatest and their cost to capital was extensive. Bringing the two companies together will indeed lower the cost to capital, but in addition we have, you know, further opportunities to bring some great synergies in terms of tax financing advantages we can bring to them. On a go-forward basis they have many projects on the real estate side as well as in their core operations, and if we can reduce their cost of funds, they'll just improve the returns there and improve the returns for our shareholders going forward.

        BRIAN TOBIN: Next question.

        OPERATOR: Mr. Hegarty do you have any further questions?

        MATTHEW HEGARTY: I do, but let me open it up to other people.

        OPERATOR: Ladies and gentlemen if there are any additional questions at this time please press star followed by the one. As a reminder if you are using a speakerphone please lift the handset before pressing any keys. You have a question from Ed DeRosa from Thoroughbred Times. Please go ahead.

        ED DEROSA: Hello gentlemen, thanks for your time. I was wondering if there is going to be any comment from the executives from Magna Entertainment or if MI Developments is going to be handling all the calls on this. What sort of structure is in place to hear the Magna response?

        BRIAN TOBIN: MEC and its President and Chief Executive Officer, and of course, the Board will comment on their own behalf. We won't be commenting on their behalf. What we have done is of course made an offer and we'll see what the take up on that offer has been. They will put in place process and will determine an independent financial advisor through their independent committee and of course such work as is appropriate at this time will be done based on the offer that has been received, and we will include, when we make our offer public, a copy of their evaluation with our offer. But the process henceforth in terms of MEC is one that will be managed by MEC's management group, the President, CEO, and the board.

        ED DEROSA: Okay. So, what sort of time-line have (inaudible) with the public trading companies that's happening and what sort of time-line are things on at this point?

        BRIAN TOBIN: We think this process will come to a conclusion or can come to a conclusion. We hope a positive one, but of course, we'll have to see whether or not the shares are being tendered by early September, and I would just like to point out this is really not, in terms of technically how this is arrived at, an offer from one management group to another, from one company to another. It's really an offer that has been put out there for consideration of the shareholders of MEC, and the offer will be facilitated in terms of process by the MEC Board and Management, but at the end of the day it will be the shareholders who will tender their shares or not. I am going to ask Ed Hannah, our Chief Counsel, to comment a little further to that.

        ED HANNAH: Just to understand the process a bit better. We announced the offer today. We have to do filings with US and Canadian Securities Regulators. We have to mail documents to the shareholders of MEC. Under Canadian Securities Regulation requirement we have to include in that documentation a valuation of MEC prepared under the supervision of the MEC independent committee, so we cannot mail out our documentation until we have received that from MEC. We have no control over that process. We are anticipating that we will get that and be able to mail our documents out sometime in early to mid August. We then have to comply with statutory tender offer and takeover bid and requirements of both US and Canadian Law, which means in that time horizon we would hope to complete the tender offer by around the end September. So, hopefully that gives you a bit more detail and a bit better understanding of the process?

        ED DEROSA: Yes.

        BRIAN TOBIN: Let me just emphasize something in response to an earlier question, and that is that we are committed to the horse racing operations of MEC. Wholly committed to their vision as to the future of that part of the company, and we do not anticipate any divergence away from the business plan that is currently on the table. In other words, let me just anticipate by saying that there is no thought we are going to be doing anything else with these assets other than what is now intended, i.e., first class world class horse racing facilities and operations and the development of underutilized lands for retail and other purposes.

        ED DEROSA: Thank you.

        BRIAN TOBIN: Next question.

        OPERATOR: I'm sorry gentlemen there are no questions at this time.

        BRIAN TOBIN: Thank you very much.

        OPERATOR: Ladies and Gentlemen, this concludes the conference call for today. Thank you for participating and please disconnect your lines.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The contents of this document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 (or the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934 (or the "Exchange Act"). Forward-looking statements may include, among others, statements regarding MID's future plans, costs objectives or economic performance, or the assumptions underlying any of the foregoing. In this document we use words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION

        This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities of Magna Entertainment Corp.. At the time the expected offer is commenced, MID will file an offer to purchase/prospectus with the United States Securities and Exchange Commission and Canadian securities regulatory authorities and Magna Entertainment Corp. will file a solicitation/recommendation statement with respect to the offer. Investors and stockholders are strongly advised to read the offer to purchase/prospectus (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement when they become available because they will contain important information. Investors and stockholders may obtain a free copy of the offer to purchase/prospectus, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, from the Securities and Exchange Commission's website at www.sec.gov or at www.sedar.com. Free copies of these documents can also be obtained from MID by directing a request to MID, Attention: General Counsel, 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9, (905) 713-6322. YOU SHOULD READ THE OFFER TO PURCHASE/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.